American DG Energy Inc.
45 First Avenue
Waltham, MA 02451

June 27, 2007

Via EDGAR and Fax

H. Christopher Owings, Assistant Director
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re:	American DG Energy Inc.
Form SB-2
File No. 333-142008

Dear Mr. Owings:

The purpose of this letter is to respond to your letter of May 8, 2007 with respect to the above-captioned filing. For ease of reference, our responses are keyed to your comments. We are concurrently filing an amendment to the registration statement to reflect the changes we describe below.

COMMENT NO. 1

We note that you are registering the sale of 39,811,045 shares. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  As a result, you must fix the price of the shares being offered for the duration of the offering and name your affiliated selling shareholders — such as Messrs. Hatsopoulos and IDS Technologies — as underwriters.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

•                                          The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•                                          The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•                                          The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•                                          Any relationships among the selling shareholders;

•                                          The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•                                          The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•                                          Whether or not any of the selling shareholders is in the business of buying and selling securities.

RESPONSE TO COMMENT NO. 1

Before we respond to the staff’s specific bullet point questions, we would like to provide an overview of the financing history of the company. We do not believe that the company is engaged in a primary offering of securities based on these facts.

The company was established on July 24, 2001 and has been financed through several private placements since its founding.  Other than sales to employees of the company and a related company for nominal consideration, all sales in the private placements have been to accredited investors who are sophisticated investors well-known to the management of the company.

The following is a profile of the company’s current shareholder base and outstanding securities as of June 27, 2007:

Number of security holders:	114
Number of currently outstanding shares:	32,646,400
Number of shares currently issuable upon conversion of outstanding convertible debentures:	7,232,145
Number of shares currently issuable upon exercise of outstanding warrants:	2,190,000
Number of shares subject to outstanding employee stock options:	1,595,000
Number of shares currently outstanding plus shares issuable upon conversion of debt and exercise of outstanding warrants and employee stock options:	43,663,545
Number of shareholders currently eligible to sell outstanding securities pursuant to Rule 144(k):	38
Number of shareholders currently ineligible to sell outstanding securities pursuant to Rule 144(k):	76
Number of shares, including shares issuable upon conversion of debt, currently eligible for sale pursuant to Rule 144(k):	2,582,500
Number of selling shareholders, other than affiliates, currently eligible to sell a portion of their shares pursuant to Rule 144:	47
Number of selling shareholders, other than affiliates, currently ineligible to sell any shares pursuant to Rule 144	57
Number of shares, including shares issuable upon conversion of debt, currently eligible for sale pursuant to Rule 144:	23,010,550
Number of shares registered on the SB-2 registration statement:	39,486,045
Affiliates: John N. Hatsopoulos, George N. Hatsopoulos and IDS
Number of shares held by affiliates, including shares issuable upon conversion of debt, currently eligible for sale pursuant to Rule 144:	15,826,359

At the end of this response letter we have presented in consolidated tabular form a list of each shareholder of the company showing separately for each shareholder: total shares beneficially owned; each transaction where that shareholder acquired company securities; the number of shares registered on behalf of that shareholder on the SB-2; the percentage of the shares offered owned by that shareholder; and, in notes, any relationship of that shareholder to the company or with another shareholder. In addition, please note that George and John Hatsopoulos are brothers. We believe that the table provides in one place an answer to the first four of the staff’s bullet point questions set out above. We do not think that the questions in the last and next-to-last bullet points are relevant to our situation for the reasons we set forth following those bullet points below.  The answer to the last bullet point follows it below.

[Comment: In your analysis, please address the following among any other relevant factors:]

•                                          The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•                                          Response:  As we discuss further below, the selling shareholders will not be permitted to use the SB-2 prospectus to sell any shares before the company’s stock begins to trade on the OTC Bulletin Board. Therefore, we cannot, as requested, specify a price at which shares will be sold prior to the commencement of trading since there will be no such sales.  Similarly, we do not know the actual current value of the shares registered since there is no trading market for the shares.  We calculated the registration fee based on the price at which the company sold securities in its last private placement. It is possible that the current value of the shares is less than what was paid for them in recent private placements.

•                                          The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise;

•                                          Response:  The purchase price was fixed at the time of the applicable private placement at or above what the company believed to be fair market value.  Since we do not know the price at which the company’s stock will begin to trade, we cannot calculate a discount, and there may not be one.

•                                          Whether or not any of the selling shareholders is in the business of buying and selling securities.

•                                          Response:  None of the shareholders is in the business of buying and selling securities.

FURTHER RESPONSE TO COMMENT NO. 1

Regarding the staff’s issue as to whether or not the company is engaged in a primary offering, we note the following facts.

Within the last year, the company sold 13,339,660 shares (including shares underlying convertible debt) in private placements to outside investors, representing 30.5% of the total shares currently outstanding on an as-converted/exercised basis. Within the last ten months, the company sold 8,306,550 shares in private placements to outside investors, representing 19.0% of the total shares currently outstanding on an as-converted/exercised basis. Within the last six months, the company sold 8,176,550 shares in private placements to outside investors representing 18.7% of the total shares currently outstanding on an as-converted/exercised basis. The shares sold to outside investors in the last ten months and the last six months represent 21.0% and 20.7%, respectively, of the shares being registered on the SB-2 registration statement.  The SB-2 registration statement covers all outstanding shares, including shares issuable upon conversion of debt and exercise of warrants, other than shares that can be sold pursuant to Rule 144(k).  The purpose of the registration statement is to put all shareholders on a “level playing field” with those shareholders who are able to sell pursuant to Rule 144(k). In addition, the availability of those shares for sale will provide additional depth for the trading market for the company’s shares.

We submit that the offering described in the registration statement does not resemble a resale prospectus for an “abusive” PIPE transaction where a large percentage of a public issuer’s outstanding securities was recently sold to investors and is being registered for re-sale to the public pursuant to contractual commitments contained in a registration rights agreement. Here we have a private company that has conducted several customary private placements over a period of four years in the ordinary course of business and that has now become a public company via a Form 10-SB registration statement which is now seeking liquidity for its shareholders, many of whom have been involved with the company for many years. A significant majority of the shares held by affiliates, founders George and John Hatsopoulos, have been held for nearly seven years. The most recent purchase by affiliates was nearly a year ago. At the time of the private placements, not only was the company private, but there was no trading market for the company’s shares and there was no contractual commitment to register the privately placed shares. Also, a large percentage of the shares registered have been held for the Rule 144 holding period or what we understand to be the contemplated Rule 144 holding period. Under those circumstances, it is difficult to see how the purchasers were purchasing with a view to distribution. We respectfully submit that on these facts our registration is in no way a primary offering of securities.

As noted above, the prospectus will not be used to sell shares until the shares are eligible for trading on the OTC Bulletin Board. Language to that effect appears on the cover of the prospectus. We now realize that the cover page language does not make that completely clear and will add an explicit statement that the prospectus may not be used to sell shares until the shares are publicly traded. We do not think it appropriate for us to pick an arbitrary price at which shares will be sold because no such sales will occur.

COMMENT NO. 2

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible shares underlying the convertible note, assuming no interest payments and complete conversion throughout the term of the note, and the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive.

RESPONSE TO COMMENT NO. 2

We believe the table attached at the end of this letter is responsive to this comment.

COMMENT NO. 3

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible shares to be received under underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, assuming complete conversion/exercise.

RESPONSE TO COMMENT NO. 3

We believe the table attached at the end of this letter is responsive to this comment.

COMMENT NO. 4

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons, with the table including the following information disclosed separately for each private placement transaction:

•                                          the date of the transaction;

•                                          the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•                                          the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•                                          the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction; and

•                                          the percentage of total issued and outstanding securities that were issued or issuable in the transaction, assuming full issuance, with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction.

In this regard, we note the disclosure you have provided in Note 6 to the Financial Statements and under “Item 26, Recent Sales of Unregistered Securities,” however neither of those discussions appears to provide a complete discussion of your sales of securities and, in fact, those discussions do not appear to be consistent.  See, for example, your indication on page II-2 that 3,195,000 warrants to purchase shares were sold in December 2003-2005 whereas on page F-16 you state that 3,895,000 warrants to purchase shares were sold during this same timeframe.

RESPONSE TO COMMENT NO. 4

We believe the table attached at the end of this letter is responsive to this comment. To simplify, and to more directly answer the staff’s questions, since 2003 the company has conducted three private placements to outside investors — (1) from April to June 2006, the company sold convertible debentures convertible into 6,458,336 shares of common stock (excluding convertible debentures convertible into 773,809 shares of common stock sold via an exchange with insiders for outstanding debt); these shares represented 22.2% of the shares outstanding prior to the sale on an as-converted/exercised basis; (2) in December 2006, the company sold 1,647,400  shares of common stock to outside investors; these shares represented 4.6% of the shares outstanding prior to the sale on an as-converted/exercised basis; and (3) in April 2007, the company sold 6,629,150 shares of common stock and warrants to outside investors; these shares represented 17.9% of the shares outstanding prior to the sale on an as-converted/exercised basis.

COMMENT NO. 5

Please provide us, with a view toward disclosure in the prospectus, with the following information:

•                                          whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

Response:  We believe that because of what we believe to be the value of our business, plus the growth we expect in our business that will support an increasing market capitalization, we fully expect that the outstanding convertible debt will be converted into common stock and therefore will not be required to be repaid.

•                                          whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•                                          the date on which each such selling shareholder entered into that short position; and

•                                          the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement, e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.

Response:  The company’s stock is not currently traded, and so it is not practical for any shareholder to have a short position in the stock.

COMMENT NO. 6

Please provide us, with a view toward disclosure in the prospectus, with:

•                                          a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•                                          copies of all agreements between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons, in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE TO COMMENT 6

We will add to the disclosure in the prospectus a description of the sales of unregistered securities by the company in the last three years. This disclosure will be the same as that in our Form 10-SB as to which the staff has advised us that it has no additional comments.

COMMENT NO. 7

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the Principal and Selling Stockholders section of the prospectus.

RESPONSE TO COMMENT 7

As noted above, all shares are being registered that are not eligible for sale in accordance with Rule 144(k).

COMMENT NO. 8

Outside Cover of Prospectus.

We note that you state that “[w]hen and if our shares of common stock become publicly traded, the selling stockholders may sell all or a portion of their shares in the over-the-counter market at prices prevailing at the time of sale, or related to the market price at the time of sale, or they may otherwise sell their shares at negotiated prices.” However, given that no market currently exists for your shares, it is our position that the selling security holders must offer the shares being registered at a fixed price.  Once your shares are traded, then the selling shareholders may sell the registered shares at the prevailing market price.  Accordingly, please revise your cover page, “Determination of Offering Price” and the remainder of the prospectus to indicate that your selling security holders will sell their shares at a fixed, initial offering price until the shares are traded, at which point the selling shareholders may sell the registered shares at the prevailing market price.  Also, please disclose in the registration statement that you will file a post-effective amendment to reflect the change to a market price if the shares begin trading on a market.

RESPONSE TO COMMENT NO. 8

As noted above, the prospectus will not be used to sell any shares prior to the commencement of trading in the company’s stock. Consequently, it is not appropriate to specify a price at which shares will be sold prior to the commencement of trading, and therefore no post-effective amendment to reflect a change to a market offering should be necessary.

COMMENT NO. 9

Principal and Selling Stockholders, page 18.

We note your statement that you have left blank the names of the selling stockholders who are broker-dealers or affiliated with broker-dealers. Please disclose whether any selling stockholder is a broker-dealer.  If so, please identify that stockholder as an underwriter.

RESPONSE TO COMMENT NO. 9

The following selling stockholders are associated with the following registered broker-dealers and will be named as underwriters.

Selling Stockholder

[Name of selling stockholder as it appears in the spreadsheet] — [name of broker-dealer]

First Clearing Corp. C/F Adam M. Schachter R/O IRA — Wachovia Securities

First Clearing Corp. C/F Irwin M. Schachter R/O IRA — Wachovia Securities

Adam M. Schachter — Wachovia Securities

Nancy Schachter — Wachovia Securities

Michael Zuk — Oppenheimer & Co.

COMMENT NO. 10

Also, for each selling shareholder that is an affiliate of a broker-dealer, please disclose if true:

•                                          the seller purchased the securities to be resold in the ordinary course of business; and

•                                          at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

If neither of these statements is true, alternatively please disclose that the shareholder is an underwriter.

RESPONSE TO COMMENT 10

Both of the foregoing statements are true.

COMMENT NO. 11

With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

RESPONSE TO COMMENT NO. 11

The requested information will be added in footnotes to the table.

COMMENT NO. 12

Item 27.  Exhibits, Page II-4

Please file all required exhibits in a timely manner so that we may have sufficient time to review them.  See Item 601 of Regulation S-B.

RESPONSE TO COMMENT NO. 12

Any unfiled exhibits will be filed via an amendment to the registration statement.

COMMENT NO. 13

Item 28.  Undertakings, page II-5

It appears that you may be engaged in a delayed or continuous offering of the shares registered.  If that is the case, please include the undertakings in Item 512(a) of Regulation S-B in this section.

RESPONSE TO COMMENT NO. 13

The requested undertaking will be filed via an amendment to the registration statement.

*     *    *

Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

AMERICAN DG ENERGY INC.

/s/ Anthony S. Loumidis

By:	Anthony S. Loumidis
Chief Financial Officer

cc:	Mara Ransom, Legal Branch Chief
John Fieldsend, Staff Attorney

American DG Energy Inc. - Shareholder Data

Name of Shareholder	Total Shares Beneficially Owned	Acquired in Reorg 11/15/00	Founders A-Round 07/24/01	Founders B-Round 04/17/02	Restricted Stock Grant 12/10/01	Common Stock & Warrants Accredited Investors 2003-2005	Conversion of Debt into equity by affiliates 04/01/06	Restricted Stock Awards 2006 & 2007	Stock Award 07/01/06	Common Stock Issuance 2006 & 2007	Convertible Debt 06/30/06	Warrants 2003-2005	Stock Options Under Plan	144(k) Eligible as of 05/18/07	144 Eligible as of 05/18/07	Shares Registered on SB-2	% of Shares Registered on SB-2

John N. Hatsopoulos(1)(2)	8,763,095	3,900,000	3,900,000		—	—	—	—	—	—	738,095	225,000	—	—	7,800,000	8,763,095	22.19%
George N. Hatsopoulos(1)(2)	6,216,418	1,627,609	3,900,000	190,000	—	—	—	—	—	—	273,809	225,000	—	—	5,717,609	6,216,418	15.74%
IDS Technologies Ltd.(2)	4,761,905	—	—	—	—	—	—	—	—	—	4,761,905	—	—		—	4,761,905	12.06%
Nettlestone Enterprises Limited	2,150,000	—	—	—	—	—	—	—	—	2,150,000	—	—	—	—	—	2,150,000	5.44%
Joseph J. Ritchie	1,998,750	975,000	975,000	48,750	—	—	—	—	—	—	—	—	—	—	1,998,750	1,998,750	5.06%
Brevan Howard Asset Management	1,500,000	—	—	—	—	—	—	—	—	1,500,000	—	—	—	—	—	1,500,000	3.80%
Joseph Giamanco	1,650,000	—	—	—	—	900,000	—	—	—	250,000	—	500,000	—	200,000	900,000	1,450,000	3.67%
Family Trust F/B/O of Marina Hatsopoulos	1,336,195	1,336,195	—	—	—	—	—	—	—	—	—	—	—	—	1,336,195	1,336,195	3.38%
Family Trust F/B/O of Nicolas Hatsopoulos	936,196	936,196	—	—	—	—	—	—	—	—	—	—	—	—	936,196	936,196	2.37%
Maxwell C.B. Ward	750,000	—	—	—	—	—	—	—	—	750,000	—	—	—	—	—	750,000	1.90%
Robert A. Panora	703,400	100,000	—	—	—	—	—	—	553,400	—	—	50,000	—	100,000	100,000	603,400	1.53%
Christian Levett	500,000	—	—	—	—	—	—	—	—	500,000	—	—	—	—	—	500,000	1.27%
George & Daphne Hatsopoulos JT	500,000	—	—	—	—	—	500,000	—	—	—	—	—	—	—	500,000	500,000	1.27%
GGCP, Inc.	500,000	—	—	—	—	250,000	—	—	—	—	—	250,000	—	—	250,000	500,000	1.27%
John & Patricia Hatsopoulos JTWROS	500,000	—	—	—	—	—	500,000	—	—	—	—	—	—	—	500,000	500,000	1.27%
Martin C.B. Mellish	360,000	—	—	—	—	—	—	—	—	360,000	—	—	—	—	—	360,000	0.91%
Berger van Berchem & Co Ltd.	357,150	—	—	—	—	—	—	—	—	357,150	—	—	—	—	—	357,150	0.90%
Barry J. Sanders	720,000	—	—	—	80,000	—	—	270,000	—	—	—	—	370,000	—	80,000	350,000	0.89%
Charles T. Maxwell(1)	419,048	—	—	—	—	100,000	—	100,000	—	—	119,048	—	100,000	—	100,000	319,048	0.81%
Konstantinos Samaras	300,000	—	—	—	—	200,000	—	—	—	—	—	100,000	—	—	200,000	300,000	0.76%
Frederick Frank	297,619	—	—	—	—	—	—	—	—	—	297,619	—	—	—	—	297,619	0.75%
Alexandra Bjorklund	419,048	—	—	—	—	150,000	—	—	—	150,000	119,048	—	—	150,000	150,000	269,048	0.68%
William O. & Sandra M. Flannery, JTWROS	238,095	—	—	—	—	—	—		—	—	238,095	—	—	—	—	238,095	0.60%
Richard V. Aghababian	202,524	—	—	—	—	—	—	—	—	143,000	59,524	—	—	—	—	202,524	0.51%
Alce Partners, L.P.	200,000	—	—	—	—	100,000	—	—	—	—	—	100,000	—	—	100,000	200,000	0.51%
Aliki Nikolaidis	200,000	—	—	—	—	100,000	—	—	—	—	—	100,000	—	—	100,000	200,000	0.51%
Paris & Aliki Nikolaidis	300,000	—	—	—	—	100,000	—	—	—	200,000	—	—	—	100,000	100,000	200,000	0.51%
ALB Private Investments, LLC	195,000	—	—	195,000	—	—	—	—	—	—	—	—	—	—	—	195,000	0.49%
Bernard Jenkins	219,048	—	—	—	—	50,000	—	—	—	50,000	119,048	—	—	50,000	50,000	169,048	0.43%
Joseph B. Gehret Jr.	238,700	100,000	—	—	—	—	—	—	138,700	—	—	—	—	100,000	100,000	138,700	0.35%
Michael H. Carstens	131,524	—	—	—	—	—	—	—	—	72,000	59,524	—	—	—	—	131,524	0.33%
Anthony S. Loumidis	250,000	—	—	—	30,000	—	—	100,000	—	—	—	—	120,000	—	30,000	130,000	0.33%
Ernest Aloi & Catherine Aloi	119,048	—	—	—	—	—	—	—	—	—	119,048	—	—	—	—	119,048	0.30%
Integrated Risk Facilities Holdings, Inc.	119,048	—	—	—	—	—	—	—	—	—	119,048	—	—		—	119,048	0.30%
Ernest Aloi	165,300	—	—	—	—	66,800	—	—	—	86,000	—	12,500	—	62,500	66,800	102,800	0.26%
Advanced Development Corporation	200,000	—	—	—	—	100,000	—	—	—	100,000	—	—	—	100,000	100,000	100,000	0.25%
Alan D. Weinstein(1)	200,000	—	—	—	—	—	—	100,000	—	—	—	—	100,000	—	—	100,000	0.25%
Aliki & Daphne Nikolaidis	200,000	—	—	—	—	100,000	—	—	—	—	—	100,000	—	100,000	100,000	100,000	0.25%
Earl R. Lewis(1)	200,000	—	—	—	—	—	—	100,000	—	—	—	—	100,000	—	—	100,000	0.25%
Hargreave Hale Nominees Limited A/C 04575	200,000	—	—	—	—	100,000	—	—	—	100,000	—	—	—	100,000	100,000	100,000	0.25%
John & Lisa Dudek JTWROS	100,000	—	—	—	—	—	—	—	—	100,000	—	—	—	—	—	100,000	0.25%
Michael G. Bourne	100,000	—	—	—	—	—	—	—	—	100,000	—	—	—	—	—	100,000	0.25%
Pershing LLC as custodian FBO IRA Anthony Low Beer	300,000	—	—	—	—	200,000	—	—	—	—	—	100,000	—	200,000	200,000	100,000	0.25%
Susan & Andrew Hirsch	200,000	—	—	—	—	100,000	—	—	—	100,000	—	—	—	100,000	100,000	100,000	0.25%
Stuart Temple	126,000	—	—	—	—	—	—	96,000	—	—	—	—	30,000	—	—	96,000	0.24%
Giordano Venzi	80,000	—	—	—	—	—	—	—	—	80,000	—	—	—	—	—	80,000	0.20%
Ernest Aloi, Catherine Aloi, Joseph Aloi	100,000	—	—	—	—	50,000	—	—	—	—	—	50,000	—	25,000	50,000	75,000	0.19%
Ernest Aloi, Catherine Aloi, Karen Mauro	100,000	—	—	—	—	50,000	—	—	—	—	—	50,000	—	25,000	50,000	75,000	0.19%
John A. Estabrook	160,000	—	—	—	—	—	—	60,000	—	—	—	—	100,000	—	—	60,000	0.15%
Adam Schachter & Nicole Schachter	59,524	—	—	—	—	—	—	—	—	—	59,524	—	—	—	—	59,524	0.15%
Bruce Wainer	59,524	—	—	—	—	—	—	—	—	—	59,524	—	—	—	—	59,524	0.15%
Garret Peter Westerhoff	56,000	—	—	—	—	—	—	56,000	—	—	—	—	—	—	—	56,000	0.14%
Michael Zuk Jr. & Gayle Line Zuk	79,762	—	—	—	—	25,000	—	—	—	—	29,762	25,000	—	25,000	25,000	54,762	0.14%
Anne T. Barrett Revocable Trust	50,000	—	—	—	—	25,000	—	—	—	—	—	25,000	—	—	25,000	50,000	0.13%
Edwin McKarthy	50,000	—	—	—	—	—	—	—	—	—	—	50,000	—	—	—	50,000	0.13%
Kathryn Parsons	50,000		—	—	—	—	—	—	—	—	—	50,000	—	—	—	50,000	0.13%
Peter & Patricia Yaniga	100,000	—	—	—	—	50,000	—	—	—	—	—	50,000	—	50,000	50,000	50,000	0.13%
Thomas F. Widmer	50,000	—	—	—	—	—	—	—	—	50,000	—	—	—	—	—	50,000	0.13%
Thomas McKarthy	50,000	—	—	—	—	—	—	—	—	—	—	50,000	—	—	—	50,000	0.13%
Ann Marie Pacheco	45,000	—	—	—	—	—	—	45,000	—	—	—	—	—	—	—	45,000	0.11%
David Pidgeon	31,200	—	—	—	—	—	—	—	31,200	—	—	—	—	—	—	31,200	0.08%

American DG Energy Inc. - Shareholder Data

Name of Shareholder	Total Shares Beneficially Owned	Acquired in Reorg 11/15/00	Founders A-Round 07/24/01	Founders B-Round 04/17/02	Restricted Stock Grant 12/10/01	Common Stock & Warrants Accredited Investors 2003-2005	Conversion of Debt into equity by affiliates 04/01/06	Restricted Stock Awards 2006 & 2007	Stock Award 07/01/06	Common Stock Issuance 2006 & 2007	Convertible Debt 06/30/06	Warrants 2003-2005	Stock Options Under Plan	144(k) Eligible as of 05/18/07	144 Eligible as of 05/18/07	Shares Registered on SB-2	% of Shares Registered on SB-2

Franco Venzi	30,000	—	—	—	—	—	—	—	—	30,000	—	—	—	—	—	30,000	0.08%
Ioannis A. Retsos	30,000	—	—	—	—	—	—	—	—	30,000	—	—	—	—	—	30,000	0.08%
Karen & Patrick Mauro	60,000	—	—	—	—	30,000	—	—	—	—	—	30,000	—	30,000	30,000	30,000	0.08%
Keith & Debra Davidson	30,000	—	—	—	—	—	—	—	—	30,000	—	—	—	—	—	30,000	0.08%
Edward Crouch	29,762	—	—	—	—	—	—	—	—	—	29,762	—	—	—	—	29,762	0.08%
Perry Gandelman	29,762	—	—	—	—	—	—	—	—	—	29,762	—	—		—	29,762	0.08%
Nicholas T. Zervas	28,500	—	—	—	—	—	—	—	—	28,500	—	—	—	—	—	28,500	0.07%
Jean Roy	27,800	—	—	—	—	—	—	—	27,800	—	—	—	—	—	—	27,800	0.07%
Jeffrey Glick	27,800	—	—	—	—	—	—	—	27,800	—	—	—	—	—	—	27,800	0.07%
William Martini	27,800	—	—	—	—	—	—	—	27,800	—	—	—	—	—	—	27,800	0.07%
Andrew Coates	27,500	—	—	—	—	—	—	27,500	—	—	—	—	—	—	—	27,500	0.07%
First Clearing Corp. C/F Adam M. Schachter R/O IRA	50,000	—	—	—	—	25,000	—	—	—	25,000	—	—	—	25,000	25,000	25,000	0.06%
First Clearing Corp. C/F Irwin M. Schachter R/O IRA	50,000	—	—	—	—	25,000	—	—	—	25,000	—	—	—	25,000	25,000	25,000	0.06%
Jerry Goldfaden	65,000	—	—	—	—	—	—	25,000	—	—	—	—	40,000	—	—	25,000	0.06%
Michael Crimi	50,000	—	—	—	—	25,000	—	—	—	—	—	25,000	—	25,000	25,000	25,000	0.06%
John Freeman	20,800	—	—	—	—	—	—		20,800	—	—	—	—	—	—	20,800	0.05%
Athanasios Kyranis	20,000	—	—	—	—	—	—	—	—	20,000	—	—	—	—	—	20,000	0.05%
Edmond Viedma	20,000	—	—	—	—	—	—	—	—	20,000	—	—	—	—	—	20,000	0.05%
Patrick Mauro	20,000	—	—	—	—	—	—	—	—	20,000	—	—	—	—	—	20,000	0.05%
Walter C. Bale	20,000	—	—	—	—	—	—	—	—	20,000	—	—	—		—	20,000	0.05%
Michael Aloi	24,300	—	—	—	—	5,000	—	—	—	14,300	—	5,000	—	5,000	5,000	19,300	0.05%
Robert Olmstead	44,000	—	—	—	—	—	—	19,000	—	—	—	—	25,000	—	—	19,000	0.05%
Fermin Alou	15,000	—	—	—	—	—	—	—	—	15,000	—	—	—	—	—	15,000	0.04%
Jean Skeparnias	15,000	—	—	—	—	—	—	—	—	15,000	—	—	—	—	—	15,000	0.04%
John Giattino	15,000	—	—	—	—	—	—	15,000	—	—	—	—	—	—	—	15,000	0.04%
Wesley C. Schuster	415,000	—	—	—	—	—	—	—	15,000	—	—	—	400,000	—	—	15,000	0.04%
Anthony & Pamela Ajello	14,300	—	—	—	—	—	—	—	—	14,300	—	—	—	—	—	14,300	0.04%
Henry A. Nalbandian	14,300	—	—	—	—	—	—	—	—	14,300	—	—	—	—	—	14,300	0.04%
Joseph Iskra	13,900	—	—	—	—	—	—	—	13,900	—	—	—	—	—	—	13,900	0.04%
Sandy Turcotte-Lim	11,000	—	—	—	—	—	—	11,000	—	—	—	—	—	—	—	11,000	0.03%
Kelly Mack	10,400	—	—	—	—	—	—	—	10,400	—	—	—	—	—	—	10,400	0.03%
Anthony Bellantoni	10,000	—	—	—	—	—	—	—	—	10,000	—	—	—	—	—	10,000	0.03%
Robert Aghababian	10,000	—	—	—	—	—	—	—	10,000	—	—	—	—	—	—	10,000	0.03%
Yiannis Monovoukas	10,000	—	—	—	—	—	—		—	10,000	—	—	—	—	—	10,000	0.03%
Paul & Rosemarie Riddle	15,000	—	—	—	—	7,500	—	—	—	—	—	7,500	—	7,500	7,500	7,500	0.02%
Frank J. Torchia, Jr.	10,000	—	—	—	—	5,000	—	—	—	—	—	5,000	—	5,000	5,000	5,000	0.01%
Sal Torchia	10,000	—	—	—	—	5,000	—	—	—	—	—	5,000	—	5,000	5,000	5,000	0.01%
Ageliki Gamili & Dimitrios Antonopoulos	10,000	—	—	—	—	10,000	—	—	—	—	—	—	—	10,000	10,000	—	0.00%
Angeliki E. Kyriacopoulou & Dimitrios Antonopoulos	20,000	—	—	—	—	20,000	—	—	—	—	—	—	—	20,000	20,000	—	0.00%
Angelina M. Galiteva	100,000	—	—	—	—	—	—	—	—	—	—	—	100,000	—	—	—	0.00%
Basil P. Coukis	5,000	—	—	5,000	—	—	—	—	—	—	—	—	—	5,000	5,000	—	0.00%
David Goldberg	30,000	—	—	—	30,000	—	—	—	—	—	—	—	—	30,000	30,000	—	0.00%
Dominique Lahaussois	256,250	125,000	125,000	6,250	—	—	—	—	—	—	—	—	—	256,250	256,250	—	0.00%
Gerald & Mona Levine JTWRS	100,000	—		100,000	—	—	—	—	—	—	—	—	—	100,000	100,000	—	0.00%
Jeffrey Dauplaise	25,000	—	—	—	—	25,000	—	—	—	—	—	—	—	25,000	25,000	—	0.00%
John Paguidas & Vasiliki Paguidas*	50,000	—	—	—	—	50,000	—	—	—	—	—	—	—	50,000	50,000	—	0.00%
Joseph P. Kennedy	100,000	—	—	—	—	—	—	—	—	—	—	—	100,000	—	—	—	0.00%
Konstantine & Maria Papatheodorou	50,000	—	—	—	—	50,000	—	—	—	—	—	—	—	50,000	50,000	—	0.00%
Kurt A. Dasse	256,250	125,000	125,000	6,250	—	—	—	—	—	—	—	—	—	256,250	256,250	—	0.00%
Paris Nikolaidis	110,000	—	—	—	—	100,000	—	—	—	—	—	—	10,000	100,000	100,000	—	0.00%
Pauline I. Northern	30,000	—	—	—	30,000	—	—	—	—	—	—	—	—	30,000	30,000	—	0.00%
The Lawlor Family L.L.C	25,000	—	—	25,000	—	—	—	—	—	—	—	—	—	25,000	25,000	—	0.00%
William O. Flannery	10,000	—	—	—	10,000	—	—		—	—	—	—	—	10,000	10,000	—	0.00%

	43,663,545	9,225,000	9,025,000	576,250	180,000	3,199,300	1,000,000	1,024,500	876,800	7,539,550	7,232,145	2,190,000	1,595,000	2,582,500	23,010,550	39,486,045	100.00%

Fully diluted common stock													43,663,545

Note (1) = Director

Note (2) = Affiliate